

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 22, 2009

Michael Rice
Chief Executive Officer
BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, WA 98021

> **Re:** **BioLife Solutions, Inc.**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-18170**

Dear Mr. Rice:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief